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                                                                       EXHIBIT 5

                                December 29, 1999

Merge Technologies Incorporated
1126 South 70th Street
Milwaukee, Wisconsin  43214

         Re:    MERGE TECHNOLOGIES INCORPORATED

Ladies and Gentlemen:

         We have acted as special counsel to you ("Merge"), for the limited purpose of advising you regarding certain issues of Wisconsin law as they affect the transactions contemplated by the Purchase Agreement by and among Interpra Medical Imaging Network Ltd. ("Company"), Merge and 3032854 Nova Scotia Company, dated September 1, 1999 (the "Purchase Agreement"), with respect to, among other things, the issuance by Merge of its common stock, $0.01 par value per share (the "Merge Common Shares") in exchange for the Company's non-voting exchangeable shares (the "Exchangeable Shares").

         This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord and this Opinion Letter should be read in conjunction therewith. Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined in the Purchase Agreement or the Accord.

         The law covered by the opinions expressed in this Opinion Letter is limited to the law of the State of Wisconsin, and specifically excludes federal and Illinois law.

         We have relied without independent investigation upon factual representations made by Merge in the Transaction Documents (defined below), resolutions of the Board of Directors of Merge referenced below (the "Merge Resolutions"), and in the Officer's Certificate dated December 29, 1999 attached to this Opinion Letter. We do not regularly represent Merge and so have no knowledge beyond that obtained in connection with the preparation of this Opinion Letter. The Transaction Documents consist exclusively of the Purchase Agreement, the Share Exchange Agreement by and between Company and Merge dated September 1, 1999 (the "Share Exchange Agreement"), and the Provisions Attaching to Exchangeable Shares (the "Provisions"). The Merge Resolutions consist exclusively of the resolutions of the Board of Directors of Merge dated August 24, 1999, August 31, 1999, September 1, 1999, and December 28, 1999.


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INTERPRA MEDICAL IMAGING NETWORK LTD.
December 29, 1999
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         Based upon and subject to the foregoing, we are of the opinion that upon the issuance by Merge of the Merge Common Shares as contemplated by the Transaction Documents, the Merge Common Shares will have been duly authorized and validly issued and, assuming the facts set forth in the attached Officer's Certificate, will be fully paid and nonassessable, except to the extent provided in Wisconsin Statutes Section 180.0622(2)(b), as judicially interpreted.

         The General Qualifications apply to this opinion.

         We confirm that we are unaware of, nor have we been asked to represent Merge in connection with, any actions or proceedings against Merge, pending or overtly threatened in writing, before any court, governmental agency or arbitrator that seek to affect the enforceability of the Transaction Documents.

         This Opinion Letter may be relied upon by you only in connection with the transactions contemplated by the Purchase Agreement, and may not be used or relied upon by you or any other person for any other purpose whatsoever, except to the extent authorized in the Accord, without in each instance our prior written consent.

                                            Very truly yours,

                                            Michael Best & Friedrich, LLP

                                            /s/ Michael Best & Friedrich, LLP
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